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10028539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-15869

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17-a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/08 (MM/DD/YY) **AND ENDING** 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York,	New York	10036
(City)	**(State)**	**Zip Code**

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Joseph R. D'Auria — (212) 276-2584
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	**(City)**	**(State)**	**Zip Code**

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

MORGAN STANLEY & CO. INCORPORATED
(SEC I.D. No. 8-15869)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2009 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley & Co. Incorporated and subsidiaries ("the Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley & Co. Incorporated and subsidiaries at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 26, 2010

MORGAN STANLEY & CO. INCORPORATED
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(In thousands of dollars, except share data)

ASSETS

Cash and cash equivalents	$ 412,921
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	8,049,906
Financial instruments owned, at fair value (approximately $40,180,955 were pledged to various parties):	
U.S. government and agency securities	40,858,387
Other sovereign government obligations	704,258
Corporate and other debt	23,902,057
Corporate equities	16,513,579
Derivative contracts	3,504,245
Investments	860,699
Total financial instruments owned, at fair value	86,343,225
Securities received as collateral, at fair value	13,537,342
Securities purchased under agreements to resell	104,831,507
Securities borrowed	174,144,214
Receivables:	
Customers	15,524,258
Brokers, dealers and clearing organizations	5,391,114
Interest and dividends	493,869
Fees and other	601,397
Affiliates	160,684
Premises, equipment and software costs, (net of accumulated depreciation and amortization of $755,451)	843,372
Goodwill	153,042
Other assets	2,545,356
Total assets	$413,032,207

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings:	
Affiliates	$ 12,086,159
Other	368,346
Financial instruments sold, not yet purchased, at fair value:	
U.S. government and federal agency securities	15,024,309
Other sovereign government obligations	269,034
Corporate and other debt	2,343,316
Corporate equities	7,320,414
Derivative contracts	4,543,770
Total financial instruments sold, not yet purchased, at fair value	29,500,843
Obligation to return securities received as collateral, at fair value	13,537,342
Securities sold under agreements to repurchase	197,615,385
Securities loaned	41,821,772
Other secured financings, at fair value	853,823
Payables:	
Customers	83,586,181
Brokers, dealers and clearing organizations	11,353,977
Interest and dividends	389,027
Other liabilities and accrued expenses	4,124,696
Total liabilities	395,237,551
Subordinated liabilities	9,525,000
Stockholder's equity:	
Common stock ($25 par value, 1,000 shares authorized, issued and outstanding)	25
Paid-in capital	4,947,021
Retained earnings	3,760,705
Accumulated other comprehensive income	(438,095)
Total stockholder's equity	8,269,656
Total liabilities and stockholder's equity	$413,032,207

See Notes to Consolidated Statement of Financial Condition.

(In thousands of dollars, except where noted)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley & Co. Incorporated ("MS&Co."), together with its wholly owned subsidiaries, (the "Company") provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. Its businesses include securities underwriting and distribution; financial advisory services, including advice on mergers and acquisitions, restructurings, real estate and project finance; sales, trading, financing and market-making activities in equity securities and related products and fixed income securities and related products including foreign exchange and investment activities. The Company provides brokerage and investment advisory services covering various investment alternatives; financial and wealth planning services; annuity and insurance products; credit and other lending products; cash management; and retirement plan services.

MS&Co. and certain of its subsidiaries are registered with the Securities and Exchange Commission ("SEC") as broker-dealers. MS&Co. is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly owned subsidiary of Morgan Stanley (the "Parent").

Change in Fiscal Year End

On January 29, 2009, the Board of Directors of the Company approved a change in the Company's fiscal year end from November 30 to December 31. This change to the calendar year reporting cycle began December 1, 2008. As a result of the change, the Company has a thirteen month reporting period ending December 31, 2009 ("fiscal 2009"). This change was approved by the Financial Industry Regulatory Authority ("FINRA") on February 26, 2009.

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill, the outcome of litigation, tax and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

At December 31, 2009, the Company's consolidated subsidiaries reported $89,815,199 of assets, $86,973,056 of liabilities and $2,842,143 of stockholder's equity on a stand-alone basis.

All material intercompany balances and transactions have been eliminated.

The consolidated statement of financial condition includes the accounts of MS&Co. and its wholly owned subsidiaries and other entities in which MS&Co has a controlling financial interest. MS&Co's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. MS&Co also consolidates any variable interest entities for which it is deemed to be the primary beneficiary (see Note 5).

For investments in entities in which the Company does not have a controlling financial interest but has significant influence over operating and financial decisions, the Company generally applies the equity method of accounting with net gains and losses recorded within other revenues.

Related Party Transactions

The Company has transactions with the Parent and its affiliates, including the performance of administrative services and the execution of securities transactions and obtains short-term funding as described in Note 7. Certain subordinated liabilities are transacted with the Parent as described in Note 8.

Assets and receivables from affiliated companies as of December 31, 2009 are comprised of:

Derivative contracts	298,940
Securities purchased under agreements to resell ("reverse repurchase agreements")	38,505,846
Securities borrowed	28,351,835
Customers	4,189,752
Brokers, dealers and clearing organizations	1,134,052
Interest and dividends	7,715
Fees and other	130,209
Other assets	2,124,283

Liabilities and payables to affiliated companies as of December 31, 2009 are comprised of:

Derivative contracts	31,694
Securities sold under agreements to repurchase ("repurchase agreements")	82,928,588
Securities loaned	31,933,368
Customers	7,396,785
Brokers, dealers and clearing organizations	7,185,401
Interest and dividends	10,487
Other liabilities and accrued expenses	128,250

Morgan Stanley Smith Barney Joint Venture

On May 31, 2009, the Parent and Citigroup Inc. ("Citi") consummated the combination of the Company's Global Wealth Management Group ("GWM") and the businesses of Citi's Smith Barney in the U.S. as well as certain foreign entities. The combined businesses operate as a consolidated joint venture, Morgan Stanley Smith Barney Holdings LLC ("MSSB"). Prior to May 31, 2009 ("the Closing Date"), the Company contributed certain businesses at net book value of approximately $535,059 to MSSB in exchange for an indirect equity interest in MSSB. The increase in paid-in capital results from Citi's equity interest in MSSB, to which the Company had contributed certain GWM associated businesses. The excess of the preliminary net fair value received by MSSB over the Company's investment in MSSB is reflected as an increase in paid-in capital of approximately $898,997. The Company records its investment in MSSB using the equity method of accounting and the balance is included in Other assets.

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash Deposited With Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements include cash segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash. As of December 31, 2009, there were no securities deposited with clearing organizations.

Financial Instruments and Fair Value

A significant portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings of each period. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows.

Financial Instruments Measured at Fair Value

All of the instruments within financial instruments owned and financial instruments sold, not yet purchased, are measured at fair value, either through the fair value option election (discussed below) or as required by other accounting pronouncements. These instruments primarily represent the Company's trading and investment activities and include both cash and derivative products. In addition, securities received as collateral and obligation to return securities received as collateral are measured at fair value as required by other accounting pronouncements.

The fair value of over-the-counter ("OTC") financial instruments, including derivative contracts related to financial instruments is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets fair value of cash collateral paid or received against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Fair Value Option

The fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company applies the fair value option for other secured financings.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and

regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 -- Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. (See Note 3). In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash and OTC contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for some cash and OTC contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. Credit valuation adjustments are applied to both cash instruments and OTC derivatives. For OTC derivatives, the impact of changes in both the Company's and the counterparty's credit standing is considered when measuring fair value. In determining the expected exposure, the Company considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. All valuation adjustments are subject to judgment, are applied on a consistent basis and are based upon observable inputs where available. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

See Note 3 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Certain of the Company's assets are measured at fair value on a non-recurring basis. For assets and liabilities measured at fair value on a non-recurring basis, fair value is determined by using various valuation approaches.

For further information on financial assets and liabilities that are measured at fair value on a recurring and non-recurring basis, see Note 3.

Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date.

Premises, Equipment and Software Costs

Premises and equipment consists of leasehold improvements, furniture, fixtures, computer and communication equipment, airplanes, and software (externally purchased and developed for internal use). Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are provided principally by the straight-line method over the estimated useful life of the asset. Estimates of useful lives are generally as follows: furniture and fixtures – 7 years; computer and communication equipment – 3 to 8 years; and airplane – 20 years. Estimated useful lives for software costs are generally 3 to 5 years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 15 years.

Premises, equipment and software costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date basis.

Investment Banking

Underwriting revenues and advisory fees for mergers, acquisitions and restructuring transactions are recorded when services for the transactions are determined to be substantially completed, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues are presented net of related expenses.

Asset Management, Distribution and Administration Fees

Asset management, distribution and administration fees consist primarily of revenues earned from asset management services, the distribution of mutual funds, and customers electing a fee-based pricing arrangement and are generally recognized over the relevant contract period, generally quarterly or annually. In addition, the Company receives fees from affiliated banks in conjunction with its participation in a bank deposit program.

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the consolidated financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Goodwill

Goodwill is not amortized and is reviewed annually (or more frequently when certain events or circumstances exist) for impairment.

Securitization Activities

The Company engages in securitization activities related to U.S. agency collateralized mortgage obligations and other types of financial assets (see Note 5). Generally, such transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. The gain or loss on sale of such financial assets depends, in part, on the previous carrying amount of the assets involved in the transfer allocated between the assets sold and the retained interests based upon their respective fair values at the date of sale. Transfers that are not accounted for as sales are accounted for as secured financings ("failed sales").

Accounting Developments

Dividends on Share-Based Payment Awards. In June 2007, the Emerging Issues Task Force ("EITF") reached consensus on accounting for tax benefits of dividends on share-based payment awards to employees. This accounting guidance requires that the tax benefit related to dividend equivalents paid on restricted stock units that are expected to vest be recorded as an increase to additional paid-in capital. The Company adopted this guidance prospectively effective December 1, 2008. The Company previously accounted for this tax benefit as a reduction to its income tax provision. The adoption of this accounting guidance did not have a material impact on the Company's consolidated statement of financial condition.

Business Combinations. In December 2007, the Financial Accounting Standards Board ("FASB") issued accounting guidance that requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the

acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. The accounting guidance applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. The adoption of the guidance on December 15, 2008 did not have a material impact on the Company's consolidated statement of financial condition.

Transfers of Financial Assets and Repurchase Financing Transactions. In February 2008, the FASB issued implementation guidance for accounting for transfers of financial assets and repurchase financing transactions. Under this guidance, there is a presumption that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (i.e., a linked transaction) for purposes of evaluation. If certain criteria are met, however, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately. The adoption of the guidance on December 1, 2008 did not have a material impact on the Company's consolidated statement of financial condition.

Determination of the Useful life of Intangible Assets. In April 2008, the FASB issued guidance on the determination of the useful life of intangible assets. The guidance removes the requirement for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. The guidance replaces the previous useful-life assessment criteria with a requirement that an entity shall consider its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. The adoption of the guidance on December 15, 2008 did not have a material impact on the Company's consolidated statement of financial condition.

Subsequent Events. In May 2009, the FASB issued accounting guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company's adoption of this guidance did not have a material impact on the Company's consolidated statement of financial condition.

Fair Value Measurements. In October 2008, the FASB issued accounting guidance that clarifies the determination of fair value in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The adoption of the guidance did not have a material impact on the Company's consolidated statement of financial condition.

In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The guidance provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the consolidated statement of financial condition under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption of the guidance in the period ending June 30, 2009 did not have a material impact on the Company's consolidated statement of financial condition.

In August 2009, the FASB issued guidance about measuring liabilities at fair value. The adoption of the guidance on October 1, 2009 did not have a material impact on the Company's consolidated statement of financial condition.

In September 2009, the FASB issued additional guidance about measuring the fair value of certain alternative investments, such as hedge funds, private equity funds, real estate funds and venture capital funds. The guidance allows companies to determine the fair value of such investments using net asset value ("NAV") as a practical expedient and also requires disclosures of the nature and risks of the investments by major category of alternative investments. The Company's adoption on December 31, 2009 did not have a material impact on the consolidated statement of financial condition. Refer to Footnote 3.

Transfers of Financial Assets and Extinguishments of Liabilities and Consolidation of Variable Interest Entities. In June 2009, the FASB issued accounting guidance which changes the way entities account for securitizations and special-purpose entities. The accounting guidance amends the accounting for transfers of financial assets and requires additional disclosures about transfers of financial assets, including securitization transactions, and where entities have continuous exposure to the risks related to transferred financial assets. It eliminates the concept of a Qualifying Special Purpose Entity ("QSPE") and changes the requirements for derecognizing financial assts.

The accounting guidance also amends the accounting for consolidation and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance.

The adoption of this accounting guidance on January 1, 2010 did not have a material impact on the Company's consolidated statement of financial condition.

Note 3 – Fair Value Disclosures

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government and Agency Securities

U.S. Treasury Securities

U.S. treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities

U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Mortgage pass-throughs include mortgage pass-throughs and forward settling mortgage pools. Fair value of mortgage pass-

throughs are model driven with respect to spreads of the comparable To-be-announced ("TBA") security. Actively traded non-callable agency issued debt securities are categorized in Level 1 of the fair value hierarchy. Callable agency issued debt securities and mortgage pass-throughs are generally categorized in Level 2 of the fair value hierarchy.

Other Sovereign Government Obligations

Foreign sovereign government obligations are valued using quoted prices in active markets when available. To the extent quoted prices are not available, fair value is determined based on a valuation model that has as inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the bond in terms of issuer, maturity and seniority. These bonds are categorized in Levels 1 or 2 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities

The fair value of state and municipal securities is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS may be valued based on external price or spread data. When position-specific external price data are not observable, the valuation is based on prices of comparable bonds. Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

Fair value for retained interests in securitized financial assets (in the form of one or more tranches of the securitization) is determined using observable prices or, in cases where observable prices are not available for certain retained interests, the Company estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved.

RMBS, CMBS and other ABS, including retained interests in these securitized financial assets, are categorized in Level 3 if external prices or spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swaps spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Collateralized Debt Obligations ("CDOs")

The Company holds CDOs where the collateral primarily is synthetic and references either a basket credit default swap or CDO-squared (a CDO-squared is a special purpose vehicle with securitization payments in the form of tranches backed by a pool of collateralized debt obligations). The correlation input between reference credits within the collateral is unobservable and is benchmarked to standardized proxy baskets for which correlation data are available. The other model inputs such as credit spreads, interest rates and recovery rates are observable. CDOs are categorized in Level 2 of the fair value hierarchy when the correlation input is insignificant. In instances where the correlation input is deemed to be significant, these instruments are categorized in Level 3 of the fair value hierarchy.

Auction Rate Securities ("ARS")

The Company primarily holds investments in Student Loan Auction Rate Securities ("SLARS") and Municipal Auction Rate Securities ("MARS") with interest rates that are reset through periodic auctions. SLARS are ABS backed by pools of student loans. MARS are municipal bonds often wrapped by municipal bond insurance. ARS were historically traded and valued as floating rate notes, priced at par due to the auction mechanism. Beginning in fiscal 2008, uncertainties in the credit markets have resulted in auctions failing for certain types of ARS. Once the auctions failed, ARS could no longer be valued using observations of auction market prices. Accordingly, the fair value of ARS is determined using independent external market data where available and an internally developed methodology to discount for the lack of liquidity and non-performance risk in the current market environment.

Inputs that impact the valuation of SLARS are the underlying collateral types, level of seniority in the capital structure, amount of leverage in each structure, credit rating and liquidity considerations. Inputs that impact the valuation of MARS are independent external market data, the maximum rate, quality of underlying issuers/insurers and evidence of issuer calls. MARS are generally categorized in Level 2 as the valuation technique relies on observable external data. The majority of SLARS are generally categorized in Level 3 of the fair value hierarchy.

Corporate Equities

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise they are categorized in Level 2.

Derivative and Other Contracts

Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques, and model inputs from comparable

benchmarks, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps, certain option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. A substantial majority of OTC derivative products valued by the Company using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

For further information on derivative instruments, see Note 9.

Investments

Investments in Private Equity and Hedge Funds

The Company's investments include direct private equity investments and investments in private equity funds and hedge funds. Initially, the transaction price is generally considered by the Company as the exit price and is the Company's best estimate of fair value.

After initial recognition, in determining the fair value of internally and externally managed funds, the Company considers the net asset value of the fund provided by the fund manager to be the best estimate of fair value. For direct private equity investments and privately held investments within internally managed funds, fair value after initial recognition is based on an assessment of each underlying investment, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable company transactions, trading multipliers and changes in market outlook, among other factors.

Investments in private equity funds are generally categorized in Level 3 of the fair value hierarchy. Investments in hedge funds that are redeemable at the measurement date or in the near future are categorized in Level 2 of the fair value hierarchy; otherwise they are categorized in Level 3.

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counterparty and Cash Collateral Netting	Balance as of December 31, 2009
Assets:					
Financial instruments owned:					
U.S. government and agency securities:					
U.S. Treasury securities	$13,374,929	$ -	$ -	$ -	13,374,929
U.S. government and agency securities	3,640,749	23,806,393	36,316		27,483,458
Total U.S. government and agency securities	17,015,678	23,806,393	36,316	-	40,858,387
Other sovereign government obligations	361,047	342,322	889	-	704,258
Corporate and other debt:					
State and municipal securities	-	2,614,832	576,106	-	3,190,938
Residential mortgage-backed securities	-	2,953,272	14,926	-	2,968,198
Commercial mortgage-backed securities	-	2,709,305	336,939	-	3,046,244
Asset-back securities	-	1,908,413	552,653	-	2,461,066
Corporate bonds	-	9,803,289	202,616	-	10,005,905
Collateralized debt obligations	-	1,308,242	758,840	-	2,067,082
Other debt	-	162,173	451	-	162,624
Total corporate and other debt(1)	-	21,459,526	2,442,531	-	23,902,057
Corporate equities(2)	14,954,770	1,368,030	190,779	-	16,513,579
Derivative contracts(3)	1,558,703	2,412,243	5,724	(472,425)	3,504,245
Investments	348,000	28,299	484,400	-	860,699
Total financial instruments owned	34,238,198	49,416,813	3,160,639	(472,425)	86,343,225
Securities received as collateral	12,721,053	793,179	23,110	-	13,537,342
Liabilities:					
Financial instruments sold, not yet purchased:					
U.S. government and agency securities:					
U.S Treasury securities	$12,316,292	$ -	$ -	$ -	$12,316,292
U.S government and agency securities	2,573,460	134,557	-	-	2,708,017
Total U.S. government and agency securities	14,889,752	134,557	-	-	15,024,309
Other sovereign government obligations	50,664	217,906	464	-	269,034
Corporate and other debt:					
State and municipal securities	-	335	-	-	335
Commercial mortgage-backed securities	-	8,056	-	-	8,056
Asset-back securities	-	48,922	3,896	-	52,818
Corporate bonds	-	2,268,311	11,741	-	2,280,052
Other debt	-	2,055	-	-	2,055
Total corporate and other debt	-	2,327,679	15,637	-	2,343,316
Corporate equities(2)	6,443,934	876,478	2	-	7,320,414
Derivative contracts(3)	1,874,979	2,788,198	170,315	(289,722)	4,543,770
Total financial instruments sold, not yet purchased	23,259,329	6,344,818	186,418	(289,722)	29,500,843
Obligation to return securities received as collateral	12,721,053	793,179	23,110	-	13,537,342
Other secured financing	-	757,629	96,194	-	853,823

(1) Approximately $772,223 of assets is included in Corporate and other debt and approximately $727,725 of related liabilities is included in Other secured financings related to consolidated Variable interest entities ("VIEs") or non-consolidated VIEs (in the cases where the assets were transferred by the Company to the VIE and the transfers were accounted for as secured financings). The Company cannot unilaterally remove the assets from the VIEs as these assets are not generally available to the Company. The related liabilities issued by these VIEs are non-recourse to the Company. Approximately $58,833 of these assets and approximately $89,219 of these liabilities are included in Level 3 of the fair value hierarchy. See Note 5 for additional information on consolidated and non-consolidated VIEs, including retained interests in these entities that the Company holds.

(2) The Company holds or sells short for trading purposes, equity securities issued by entities in diverse industries and size.

(3) For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Counterparty and Cash Collateral Netting." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments and hedging activities, see Note 8.

Fair Value of Investments that Calculate Net Asset Value ("NAV")

The following table presents information about the Company's investments in private equity funds and hedge funds measured at fair value based on NAV as of December 31, 2009.

	Fair Value	Unfunded Commitment
Private equity funds	$8,060	$805
Hedge funds(1):		
Long-short equity hedge funds	5,825	-
Multi-strategy hedge funds	22,560	-
Total	$36,445	$805

(1) Multi-strategy funds are redeemable on a monthly basis. The notice period for long-short equity hedge funds is primarily ninety days or less and is subject to a 2-3 year lock-up.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents cash deposited with clearing organizations or segregated under federal and other regulations or requirements, securities purchased under agreements to resell, securities borrowed, securities sold under agreements to repurchase, securities loaned, receivables—customers, receivables—brokers, dealers and clearing organizations, payables—customers, payables—brokers, dealers and clearing organizations, and certain short-term borrowings and subordinated liabilities.

Note 4 - Collateralized Transactions

Reverse repurchase agreements and repurchase agreements, principally government and agency securities, are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements, such amounts include accrued interest. Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. The Company's policy is to take possession of securities purchased under agreements to resell. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. Other secured financings include the liabilities related to transfers of financial assets that are accounted for as financings rather than sales and consolidated variable interest entities where the Company is deemed to be the primary beneficiary and certain equity-referenced securities and loans where in all instances these liabilities are payable solely from the cash flows of the related assets accounted for as financial instruments owned (See Note 5)

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are identified as financial instruments owned (pledged to various parties) in the consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge the collateral as of December 31, 2009 were as follows:

Financial instruments owned:	
U.S. government and agency securities	$17,810,656
Corporate and other debt	8,700,094
Corporate equities	9,155,181
Total	$35,665,931

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed and derivative transactions and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending and derivative transactions or for delivery to counterparties to cover short positions. At December 31, 2009, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $347,747,576, and the fair value of the portion that has been sold or repledged was $305,262,396.

The Company additionally receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the consolidated statement of financial condition. At December 31, 2009, $13,537,342 was reported as securities received as collateral and an obligation to return securities received as collateral in the consolidated statement of financial condition. Collateral received in connection with these transactions that was subsequently repledged was approximately $12,400,299.

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. For these transactions, adherence to the Company's collateral policies significantly limit the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and if necessary may sell securities that have not been paid for or purchase securities sold, but not yet delivered by customers.

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 10% of the Company's total assets at December 31, 2009. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements or bonds borrowed, which together represented approximately 43% of the Company's total assets at December 31, 2009, consist of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including positions taken and underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers.

As of December 31, 2009 cash and securities of $8,049,906 and $11,228,236, respectively, were deposited with clearing organizations or segregated under federal and other regulations or requirements. Securities deposited to meet their requirements are sourced from reverse repurchase agreements and financial instruments owned in the consolidated statement of financial condition.

Note 5 – Securitization Activities and Variable Interest Entities

Securitization Activities and Qualifying Special Purpose Entities

In a securitization transaction, the Company transfers assets (generally commercial or residential mortgage loans or U.S. agency securities) to a special purpose entity (an "SPE"), sells to investors most of the beneficial interests, such as notes or certificates, issued by the SPE and in many cases retains other beneficial interests. In many securitization transactions involving commercial mortgage loans, the Company transfers a portion of the assets transferred to the SPE with unrelated parties transferring the remaining assets.

In most of these transactions, the SPE meets the criteria to be a QSPE under the accounting guidance for the transfer and servicing of financial assets. The Company does not consolidate QSPEs if they meet certain criteria regarding the types of assets and derivatives they may hold, the activities in which they may engage and the range of discretion they may exercise in connection with the assets they hold. The determination of whether an SPE meets the criteria to be a QSPE requires considerable judgment, particularly in evaluating whether the permitted activities of the SPE are significantly limited and in determining whether derivatives held by the SPE are passive and not excessive.

The primary risk retained by the Company in connection with these transactions generally is limited to the beneficial interests issued by the SPE that are owned by the Company, with the risk highest on the most subordinate class of beneficial interests. Where the QSPE criteria are met, these beneficial interests generally are included in Financial instruments owned—corporate and other debt and are measured at fair value. The Company does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees, or similar derivatives.

Although not obligated, the Company generally makes a market in the securities issued by SPEs in these transactions. In these market-making transactions, the Company offers to buy these securities from, and sell these securities to, investors. Securities purchased through these market-making activities are not considered to be retained interests, although these beneficial interests generally are included in Financial instruments owned—corporate and other debt securities and are measured at fair value.

The Company enters into derivatives with a senior payment priority in many securitization transactions. The risks associated with these and similar derivatives with SPEs are essentially the same as similar derivatives with non-SPE counterparties and are managed as part of the Company's overall exposure.

See Note 9 for further information on derivative instruments and hedging activities.

QSPEs

The following tables present information as of December 31, 2009 regarding QSPEs to which the Company acting as principal, has transferred assets and received sales treatment, and QSPEs sponsored by the Company to which the Company has not transferred assets:

	Commercial Mortgage Loans	U.S. Agency Collateralized Mortgage Obligations	Other
QSPE Assets (unpaid principal balance) (1)	$2,953,354	$64,823,680	$2,948,423
Retained Interests (fair value):			
Investment grade	$208,699	$1,089,721	$4,827
Non-investment grade	292,962	-	7,714
Total retained interests:	$501,661	$1,089,721	$12,541
Interest purchased in the secondary market (fair value):			
Investment grade	$ -	$ -	$ 3,183
Non-investment grade	-	17,592	42,561
Total interest purchased in the secondary market (fair value):	$ -	$17,592	$45,744
Derivatives (fair value)	$ -	$ -	$765,335

(1) Amounts include $1,983,411 of assets transferred to the QSPE by unrelated transferors.

Transferred assets are carried at fair value prior to securitization. The Company may act as underwriter of the beneficial interests issued by securitization vehicles. Underwriting net revenues are recognized in connection with these transactions. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in the consolidated statement of financial condition at fair value.

During 2009, the Company received proceeds from new securitization transactions of $ 7,717,484. During fiscal 2009, the Company received proceeds from cash flows from retained interests in securitization transactions of $ 650,212.

Variable Interest Entities

Accounting guidance for consolidation of VIEs applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. QSPEs were not subject to consolidation prior to January 1, 2010. The primary beneficiary of a VIE is the party that absorbed a majority of the entity's expected losses, received a majority of its expected residual returns or both, as a result of holding variable interests. The Company consolidates entities of which it is the primary beneficiary. Under the guidance adopted on January 1, 2010, the primary beneficiary of a VIE is that party that both has the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or obligations to absorb losses that in either case could potentially be significant to the VIE.

The Company is involved with various entities in the normal course of business that may be deemed to be VIEs. The Company's variable interests in VIEs include debt and equity interests, commitments, guarantees and derivative instruments. The Company's involvement with VIEs arises primarily from:

- Interests purchased and sold in connection with market making and retained interests held as a result of securitization activities.
- Guarantees issued and residual interests retained in connection with municipal bond securitizations.
- Derivatives entered into with VIEs.
- Structuring of credit-linked notes ("CLNs") or other asset-repackaged notes designed to meet the investment objectives of clients.

The Company determined whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE's structure and activities and the variable interests owned by the Company.

Under the accounting guidance effective January 1, 2010, the Company is required to reassess whether it was the primary beneficiary of a VIE only upon the occurrence of certain reconsideration events. Under the guidance adopted on January 1, 2010, the Company is required to reassess whether it is the primary beneficiary on an ongoing basis and not just upon the occurrence of certain events.

If the Company's initial assessment results in a determination that it is not the primary beneficiary of a VIE, then under the guidance effective prior January 1, 2010, the Company reassesses this determination upon the occurrence of:

- Changes to the VIE's governing documents or contractual arrangements in a manner that reallocates the obligation to absorb the expected losses or the right to receive the expected residual returns of the VIE between the current primary beneficiary and the other variable interest holders, including the Company.
- A sale or disposition by the Company of all or part of its variable interests in the VIE to parties unrelated to the Company..
- The issuance of a new variable interests by the VIE to parties unrelated to the Company..

Except for consolidated VIEs included in other structured financings in the tables below, The Company accounts for the assets held by the entities primarily in Financial instruments owned and the liabilities of the entities as Other secured financings in the consolidated statement of financial condition. The assets and liabilities are measured at fair value, with changes in fair value reflected in earnings.

The assets owned by many consolidated VIEs cannot be removed unilaterally by the Company and are not generally available to the Company. The related liabilities issued by many consolidated VIEs are non-recourse to the Company. In certain other consolidated VIEs, the Company has the unilateral right to remove assets or provides additional recourse through derivatives such as total return swaps, guarantees or other forms of involvement.

The following tables present information as of December 31, 2009 about VIEs which the Company consolidates:

	Mortgage and Asset-backed Securitizations	Credit and Real Estate	Total
VIE assets that the Company consolidates	$641,089	$112,104	$753,193
VIE liabilities	$ —	$94,816	$94,816
Maximum exposure to loss:			
Debt and equity interests	$641,089	$17,697	$658,786
Derivatives and other contract	—	369,824	369,824
Total maximum exposure to loss	$641,089	$387,521	$1,028,610

The following table presents information about non-consolidated VIEs in which the Company had significant variable interests or served as the sponsor and had any variable interest as of December 31, 2009:

	Municipal Tender Option Bond Trusts	Credit and Real Estate	Total
VIE assets that the Company does not consolidate	$258,798	$909.332	$1,168,130
Maximum exposure to loss:			
Debt and equity interests	$18,516	$243,933	$262,449
Derivatives and other contracts	-	634,719	634,719
Total maximum exposure to loss	$18,516	$ 878,652	$897,168
Carrying value of exposure to loss - Assets:			
Debt and equity interests	$18,516	$243,933	$262,449
Derivatives and other contracts	-	168,497	168,497
Total carrying value of exposure to loss - Assets	$18,516	$412,430	$430,946
Carrying value of exposure to loss - Liabilities:			
Debt and equity interests	$ -	$163,455	$163,455

The Company's maximum exposure to loss often differs from the carrying value of the VIE's assets. The maximum exposure to loss is dependent on the nature of the Company's variable interest in the VIEs and is limited to the notional amounts of certain liquidity facilities, other credit support, total return swaps, written put options, and the fair value of certain other derivatives and investments the Company has made in the VIEs. Liabilities issued by VIEs generally are non-recourse to the Company. Where notional amounts are utilized in quantifying maximum exposure related to derivatives, such amounts do not reflect fair value writedowns already recorded by the Company.

The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge these risks associated with the Company's variable interests.

Municipal Tender Option Bond Trusts

In a municipal tender option bond transaction, the Company, on behalf of a client, transfers a municipal bond to a trust. The trust issues short-term securities which the Company as the remarketing agent sells to investors. The client retains a residual interest. The short-term securities are supported by a liquidity facility pursuant to which the investors may put their short-term interests. In some programs, the Company provides this liquidity facility; in most programs, a third-party provider will provide such liquidity facility. The Company may purchase short-term securities in its role either as remarketing agent or liquidity provider. The client can generally terminate the transaction at any time. The liquidity provider can generally terminate the transaction upon the occurrence of certain events. When the transaction is terminated, the municipal bond is generally sold or returned to the client. Any losses suffered by the liquidity provider upon the sale of the bond are the responsibility of the client. This obligation generally is collateralized. In prior periods, the Company established trusts in connection with its proprietary trading activities and consolidated those trusts. As of December 31, 2009, no proprietary trusts were outstanding.

Credit Protection Purchased Through CLNs

In a CLN transaction, the Company transfers assets (generally high quality securities or money market investments) to an SPE, enters into a derivative transaction in which the SPE writes protection on an unrelated reference asset or group of assets through a credit default swap, a total return swap or similar instrument, and sells to investors the securities issued by the SPE. In some transactions, the Company may also enter into interest rate or currency swaps with the SPE. Upon the occurrence of a credit event related to the reference asset, the SPE will sell the collateral securities in order to make the payment to the Company. The Company is generally exposed to price changes on the collateral securities in the event of a credit event and subsequent sale. These transactions are designed to transfer the credit risk on the reference asset to investors. In some transactions, the assets and liabilities of the SPE are recognized in the Company's consolidated statement of financial condition. In other transactions, the transfer of the collateral securities is accounted for as a sale of assets and the SPE is not consolidated. The structure of the transaction determines the accounting treatment.

The derivatives in CLN transactions consist of total return swaps, credit default swaps or similar contracts in which the Company has purchased protection on a reference asset or group of assets. Payments by the SPE are collateralized. The risks associated with these and similar derivatives with SPEs are essentially the same as similar derivatives with non-SPE counterparties and are managed as part of the Company's overall exposure.

Collateralized Loan and Debt Obligations

A collateralized loan obligation ("CLO") or a CDO is a SPE that purchases a pool of assets, consisting of corporate loans, corporate bonds, asset-backed securities or synthetic exposures on similar assets through derivatives and issues multiple tranches of debt and equity securities to investors. The Company's maximum exposure to loss on other CLOs and CDOs is $ 746,411 as of December 31, 2009.

Failed Sales

In order to be treated as a sale of assets for accounting purposes, a transaction must meet all of the criteria stipulated in the accounting guidance for the transfer of financial assets. If the transfer fails to meet these criteria, that transfer is treated as a failed sale. In such case, the Company continues to recognize the assets in Financial instruments owned and the Company recognizes the associated liabilities in Other secured financings in the consolidated statement of financial condition.

The assets transferred to many unconsolidated VIEs in transactions accounted for as failed sales cannot be removed unilaterally by the Company and are not generally available to the Company. The related liabilities issued by many unconsolidated VIEs are non-recourse to the Company. In certain other failed sale transactions, the Company has the unilateral right to remove assets or provides additional recourse through derivatives such as total return swaps, guarantees or other forms of involvement.

The following table presents information about transfers of assets treated by the Company as secured financings as of December 31, 2009:

	Credit-Linked Notes	Other
Assets:		
Unpaid principal amount	$ 695,612	$ 58,636
Fair value	669,789	58,636
Other secured financings:		
Unpaid principal amount	$ 663,818	$ 58,636
Fair value	638,190	58,636

Note 6 – Goodwill

The Company completed its annual goodwill impairment testing, as of June 1, 2009 which did not result in a goodwill impairment. During September 2009, the Company changed the date of its annual goodwill impairment testing to July 1, as a result of the Company's change in its fiscal year-end from November 30 to December 31. The change to the annual goodwill impairment testing date was to move the impairment testing outside of the Company's normal reporting process to be consistent with the testing date prior to the change in the fiscal year-end. The Company believes that the resulting change in accounting principle related to the annual testing date will not delay, accelerate, or avoid an impairment charge. Goodwill impairment tests performed as of July 1, 2009 concluded that no impairment charges were required as of that date. The Company determined that the change in accounting principle related to the annual testing date is preferable under the circumstances and did not result in adjustments to the Company's Consolidated statement of financial condition when applied retrospectively.

Note 7 - Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Such balances consist primarily of intercompany funding from the Parent as well as other intercompany payables which settle in the normal course of business. Other short-term borrowings consist of cash overdrafts.

Note 8 - Subordinated Liabilities

Subordinated liabilities consist of a Cash Subordination Agreement, a Subordinated Revolving Credit Agreement with the Parent and a Subordinated Indenture ("Indenture") with J.P. Morgan Trust Company, N.A., as trustee, dated September 12, 1994, and modified on November 28, 1995 and April 24, 1997.

The Indenture is comprised of a subordinated note, Series F which contains restrictive covenants which require, among other things, that the Company maintain specified levels of Consolidated Tangible Net Worth and Net Capital, each as defined. As of December 31, 2009, the Company was in compliance with all restrictive covenants. The maturity dates, interest rates and fair value of the subordinated notes as of December 31, 2009 are as follows:

Subordinated Notes	Maturity Date	Interest Rate	Par Value	Fair Value
Cash Subordination Agreement	April 30, 2017	6.55%	2,500,000	2,570,950
Subordinated Revolving Credit Agreement	April 30, 2017	6.06%	7,000,000	6,169,685
Subordinated Indenture	June 1, 2016	7.82%	25,000	27,787
Total			$9,525,000	$8,768,422

Note 9 - Derivative Instruments and Hedging Activities

The Company trades, makes markets and takes proprietary positions globally in listed futures, forwards, options and other derivatives referencing, among other things, interest rates, currencies, investment grade and non-investment grade corporate credits, loans, bonds, U.S. and other sovereign securities, emerging market bonds and loans, credit indices, asset-backed security indices, property indices, mortgage-related and other asset-backed securities and real estate loan products. The Company uses these instruments for trading.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (*e.g.*, futures, forwards, swaps and options). The Company manages the market risk associated with its trading activities on a Company-wide basis, on a worldwide trading division level and on an individual product basis.

In connection with its derivative activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default.

The table below presents a summary by counterparty credit rating and remaining contract maturity of the fair value of OTC derivatives as of December 31, 2009. Fair value is presented in the final column net of collateral received (principally cash and U.S. government and agency securities):

OTC Derivative Products—Financial Instruments Owned (1)

	Years to Maturity						
Credit Rating(2)	Less than 1	1-3	3-5	Over 5	Cross-Maturity and Cash Collateral Netting (3)	Net Exposure Post-Cash Collateral	Net Exposure Post-Collateral
AAA	$ 20,063	$ -	$ 8	$ -	$ (7)	$ 20,064	$ 20,063
AA	523,727	3,647	11,161	-	(86,022)	452,513	452,526
A	2,008,585	489,996	67,764	226,496	(464,630)	2,328,211	2,268,692
BBB	320,730	5,235	-	-	(9,708)	316,257	306,333
Non-investment grade	327,736	75,388	-	-	(31,649)	371,475	226,303
Total	$ 3,200,841	$ 574,266	$ 78,933	$ 226,496	$ (592,016)	$ 3,488,520	$ 3,273,917

(1) Fair values shown represent the Company's net exposure to counterparties related to the Company's OTC derivative products. The table does not include listed derivatives and the effect of any related hedges utilized by the Company.
(2) Obligor credit ratings are determined by the Credit Risk Management Department using methodologies generally consistent with those employed by external rating agencies.
(3) Amounts represent the netting of receivable balances with payable balances for the same counterparty across maturity categories. Receivable and payable balances with the same counterparty in the same maturity category are netted within such maturity category, where appropriate. Cash collateral received is netted on a counterparty basis, provided legal right of offset exists.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2009. Fair values of derivative contracts in an asset position are included in Financial instruments owned—derivative and other contracts. Fair values of derivative contracts in a liability position are reflected in Financial instruments sold, not yet purchased—derivative and other contracts.

	Assets		Liabilities	
	Fair Value	Notional	Fair Value	Notional
Derivatives not designated as accounting hedges(1):				
Interest rate contracts	$3,479,907	$564,701,907	$3,361,172	$509,931,372
Credit contracts	205,043	453,968	29	3,968
Foreign exchange contracts	9,828,867	461,419,683	9,654,170	429,518,799
Equity contracts	4,156,185	57,181,496	5,520,601	51,791,663
Other	13,817	373,272	721	211,641
Total derivatives not designated as accounting hedges	$17,683,819	$1,084,130,326	$18,536,693	$991,457,443

	Assets		Liabilities	
	Fair Value	Notional	Fair Value	Notional
Cash collateral netting	$(312,282)		$(125,631)	
Counterparty netting	(13,867,292)		(13,867,292)	
Total derivatives	$3,504,245		$4,543,770	

(1) Notional amounts include net notionals related to long and short futures contracts of approximately $39,000,000 and $26,000,000, respectively. The variation margin on these futures contracts (excluded from the table above) of $38,000 and $27,000, is included in receivables from brokers, dealers and clearing organizations and payables to brokers, dealers and clearing organizations, respectively, on the consolidated statement of financial condition.

As of December 31, 2009, the amount of payables associated with cash collateral received that was netted against derivative assets was $312,282. The amount of receivables in respect of cash collateral paid that was netted against derivative liabilities was $125,632.

Note 10 – Commitments, Guarantees and Contingencies

Premises and Equipment

The Company has non-cancelable operating leases covering premises and equipment, of which $395,395 are with affiliates. At December 31, 2009, future minimum rental commitments under such leases, net of subleases principally on office rentals were as follows:

Fiscal Year	Gross Amount	Sublease Income	Net Amount
2010	$ 236,102	$ 2,763	$ 233,339
2011	232,936	1,609	231,327
2012	193,430	545	192,885
2013	145,996	527	145,469
2014	115,484	443	115,041
Thereafter	477,242	1,479	475,763
Total	$ 1,401,190	$ 7,366	$1,393,824

Included in the table above are $30,000 of future minimum rental commitments (net of actual sublease income) related to closed or downsized branch offices and support space for which the present value was included in the restructuring charges.

Letters of Credit

The Company has outstanding letters of credit and other financial guarantees issued by third-party banks to certain of the Company's counterparties. The Company is contingently liable for these letters of credit and other financial guarantees, which are primarily used to provide collateral for securities and commodities borrowed and to satisfy various margin requirements in lieu of depositing cash or securities with these counterparties.

The Company had $91,941 of letters of credit outstanding at December 31, 2009 to satisfy various collateral requirements of which none was drawn down.

All letters of credit outstanding will mature within one year.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

The Company enters into forward starting reverse repurchase agreements (agreements that have a trade date as of or prior to December 31, 2009 and settle subsequent to year end) that are primarily secured by collateral from U.S. government agency securities and other sovereign government obligations. At December 31, 2009, the Company had commitments to enter into reverse repurchase and repurchase agreements of $10,905,806 and $4,228,517 respectively.

Guarantees

The Company has certain obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company's use of guarantees is described below by type of guarantee:

The table below summarizes certain information regarding the Company's obligation under guarantee arrangements as of December 31, 2009:

	Maximum Potential Payout/Notional					
	Year to Maturity					
	Less than 1	**1-3**	**3-5**	**Over 5 years**	**Total**	**Fair Value**
Derivative contracts (1)	$18,566,434	$2,621,422	$6,838	-	$21,194,694	$8,532,835
Credit linked notes	42,569	23,812	79,853	174,961	321,195	(102,670)

(1) Carrying amount of derivatives contracts are shown on a gross basis prior to cash collateral or counterparty netting. For further information on derivative contracts, see Note 9.

Guarantees on Morgan Stanley Stable Value Program

On September 30, 2009, the Company entered into an agreement with the investment manager for the Stable Value Program ("SVP"), a fund within the Company's 401(k) plan, and certain other third parties. Under the agreement, the Company contributed $20,000 to the SVP on October 15, 2009. Additionally, the Company may have a future obligation to make a payment of $40,000 to the SVP following the third anniversary of the agreement, after which the SVP would be wound down over a period of time. The future obligation is contingent upon whether the market-to-book value ratio of the portion of the SVP that is subject to certain book-value stabilizing contracts has fallen below a specific threshold and the Company and the other parties to the agreement all decline to make payments to restore the SVP to such threshold as of the third anniversary of the agreement. The Company has not recorded a liability for this guarantee in the consolidated financial statement.

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities (see Note 9).

Auction Rate Security Guarantees

Under the terms of various agreements entered into with government agencies and the terms of the Company's announced offer to repurchase, the Company has agreed to repurchase at par certain ARS held by retail clients that were purchased through the Company. In addition, the Company has agreed to reimburse retail clients who have sold certain ARS purchased through the Company at a loss. The Company's maximum exposure as it relates to these repurchase obligations is based on the Company's best estimate of the outstanding ARS eligible under the buy back program, which may change as and when more information about retail client auction rate security holdings becomes available. The Company has recorded a liability at fair value related to these auction rate security purchase obligations.

Exchange/Clearinghouse Member Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate

amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how such or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of the pending matters will not have a material adverse effect on the consolidated financial condition of the Company, although the outcome of such matters could be material to the Company's operating results and cash flows for a particular future period, depending on, among other things, the level of the Company's revenues or income for such period. Legal reserves have been established in accordance with the requirements for accounting for contingencies. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Note 11 – Sales and Trading Activities

Sales and Trading

The Company's sales and trading activities are conducted through the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions. Sales and trading activities include revenues from customer purchases and sales of financial instruments in which the Company acts as principal and gains and losses on the Company's positions. The Company also engages in proprietary trading activities for its own account.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following discussion of the nature of the equities and fixed income activities conducted by the Company, including the use of derivative products in these businesses, and risk management, the market risk, credit risk and concentration risk management policies and procedures covering these activities are discussed below.

Equities

The Company makes markets and trades in the global secondary markets for equities and is a dealer in exchange traded and OTC equity options, exchange traded funds and index futures. The Company's activities as a dealer primarily are client-driven, with the objective of meeting clients' needs while earning a spread between the premiums paid or received on its contracts with clients and the cost of hedging such transactions in the cash or forward market or with other derivative transactions. The Company limits its market risk related to these contracts, which stems primarily from underlying equity/index price and volatility movements, by employing a variety of hedging strategies. The Company also takes proprietary positions in the global equity markets by using derivatives, most commonly futures and options, in addition to cash positions, intending to profit from market price and volatility movements in the underlying equities or indices positioned.

The counterparties to the Company's equity transactions include commercial banks, investment banks, broker-dealers, investment funds and industrial companies.

Fixed Income

The Company makes markets and trades in fixed income securities and related products, including convertible debt, preferred stock, investment grade corporate debt, high-yield securities, U.S. government securities, municipal securities, and commercial paper, money market and other short-term securities. The Company also makes markets in, and acts as principal with respect to, mortgage-related and other asset-backed securities. In addition, the Company is a dealer in listed options on U.S. government bonds. The Company also takes positions in futures and options.

The Company also uses mortgage-backed forward agreements ("TBAs") in its role as a dealer in mortgage-backed securities and facilitates customer trades by taking positions in the TBA market. Typically, these positions are hedged by offsetting mortgage-backed forward agreements or underlying cash positions.

The Company is a market-maker in a number of foreign currencies. It actively trades currencies with its customers on a principal basis in the spot and forward markets earning a dealer spread. In connection with its market-making activities, the Company seeks to manage its market risk by entering into offsetting positions. The Company also takes proprietary positions in currencies to profit from market price and volatility movements in the currencies positioned.

The majority of the Company's foreign exchange business relates to major foreign currencies such as yen, euros, pound sterling, Swiss francs and Canadian dollars. The balance of the business covers a broad range of other currencies.

The counterparties to the Company's fixed income and foreign exchange transactions include investment advisors, commercial banks, insurance companies, investment banks, broker-dealers, investment funds and industrial companies.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. The Company has policies and procedures in place for measuring, monitoring and managing each of the various types of significant risks involved in the activities of its Institutional Securities, Global Wealth Management Group and Asset Management business segments and support functions. The Company's ability to properly and effectively identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability. The Company's portfolio of business activities helps reduce the impact that volatility in any particular area or related areas may have on its net revenues as a whole. The Company seeks to identify, assess, monitor and manage, in accordance with defined policies and procedures, the following principal risks involved in the Company's business activities: market, credit, capital and liquidity, operational and compliance and legal risk.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. The Company's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk

management to the Company's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, accountability of the Company's business segments, constant communication, judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of various risks at both the Company and business segments level. In recognition of the increasingly varied and complex nature of the global financial services business, the Company's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Company's risks, coupled with this risk management philosophy, informs the Company's risk governance structure. The Company's risk governance structure includes the Board of Directors (the "Board"); the Audit Committee and the Risk Committee of the Board; the Firm Risk Committee ("FRC"); senior management oversight, including the Chief Executive Officer, the Chief Risk Officer, the Chief Financial Officer, the Chief Legal Officer and the Chief Compliance Officer; the Internal Audit Department; independent risk management functions (including the Market Risk Department, Credit Risk Management, the Corporate Treasury Department and the Operational Risk Department) and Company control groups (including the Human Resources Department, the Legal and Compliance Division, the Tax Department and the Financial Control Group), and various other risk control managers, committees and groups located within and across the Company's business segments.

The Board has oversight for the Company's enterprise risk management framework and is responsible for helping to ensure that the Company's risks are managed in a sound manner. Historically, the Board had authorized the Audit Committee, which is comprised solely of independent directors, to oversee risk management. Effective January 1, 2010, the Board established another standing committee, the Risk Committee, which is comprised solely of non-management directors, to assist the Board in the oversight of (i) the Company's risk governance structure, (ii) the Company's risk management and risk assessment guidelines and policies regarding market, credit and liquidity and funding risk, (iii) the Company's risk tolerance and (iv) the performance of the Chief Risk Officer. The Audit Committee continues to review the major opertional, franchise, reputational, legal and compliance risk exposures of the Company and the steps management has taken to monitor and control such exposure. The Risk Committee, Audit Committee and Chief Risk Officer report to the full Board on a regular basis.

The Board has also authorized the FRC, a management committee appointed and chaired by the Chief Executive Officer that includes the most senior officers of the Company, including the Chief Risk Officer, Chief Legal Officer and Chief Financial Officer, to oversee the Company's global risk management structure. The FRC's responsibilities include oversight of the Company's risk management principles, procedures and limits, and the monitoring of capital levels and material market, credit, liquidity and funding, legal, operational, franchise and regulatory risk matters and other risks, as appropriate, and the steps management has taken to monitor and manage such risks. The FRC reports to the full Board, the Audit Committee and the Risk Committee through the Company's Chief Risk Officer.

The Chief Risk Officer, a member of the FRC who reports to the Chief Executive Officer, oversees compliance with Company risk limits; approves certain excessions of Company risk limits; reviews material market, credit and operational risks; and reviews results of risk management processes with the Board, the Audit Committee and the Risk Committee, as appropriate.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

The risk management functions and the Company control groups are independent of the Company's business units, assist senior management and the FRC in monitoring and controlling the Company's risk through a number of control processes. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

Each of the Company's business segments also has designated operations officers, committees and groups to manage and monitor specific risks and report to the business segment risk committee. The Company control groups work with business segment control groups (including the Operations Division and Information Technology Division) to review the risk monitoring and risk management policies and procedures relating to, among other things, the business segment's market, credit and operational risk profile, sales practices, reputation, legal enforceability, and operational and technological risks. Participation by the senior officers of the Company and business segment control groups helps ensure that risk policies and procedures, exceptions to risk limits, new products and business ventures, and transactions with risk elements undergo a thorough review.

The following is a discussion of the Company's risk management policies and procedures for its principal risks (other than capital and liquidity risk). The discussion focuses on the Company's securities activities (primarily its institutional trading activities) and corporate lending and related activities. The Company believes that these activities generate a substantial portion of its principal risks. This discussion and the estimated amounts of the Company's market risk exposure generated by the Company's statistical analyses are forward-looking statements. However, the analyses used to assess such risks are not predictions of future events, and actual results may vary significantly from such analyses due to events in the markets in which the Company operates and certain other factors described below.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading and client facilitation activities, principally within the Institutional Securities business where the substantial majority of the Company's Value-at-Risk ("VaR") for market risk exposures is generated. In addition, the Company incurs trading-related market risk within the Global Wealth Management Group. Asset Management incurs non-trading market risk primarily from capital investments in real estate funds and investments in private equity vehicles.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. The Market Risk Department is responsible for ensuring transparency of material market risks, monitoring compliance with established limits, and escalating risk concentrations to appropriate senior management. To execute these responsibilities, the Market Risk Department monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's VaR system. Limits are designed to control price and market liquidity risk. Market risk is monitored through various measures: statistically (using VaR and related analytical measures); by measures of position sensitivity; and through routine stress testing and scenario analyses conducted by the Market Risk Department in collaboration with the business units. The material risks identified by these processes are summarized in reports produced by the Market Risk Department that are circulated to and discussed with senior management, the Risk Committee and the Board.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations. The Company is exposed to two distinct types of credit risk in its businesses. The Company incurs "single-name" credit risk exposure through the Institutional Securities business and to a lesser extent through its lending activities in its Global Wealth Management Group. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs "individual consumer" credit risk in the Global Wealth Management Group business segment lending to individual investors, including margin and non-purpose loans collateralized by securities.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and Credit Risk Management establishes Company-wide practices to evaluate, monitor and control credit risk exposure both within and across business segments. The Credit Limits Framework is one of the primary tools used to evaluate and manage credit risk levels across the Company and is calibrated within the Company's risk tolerance. The Credit Limits Framework includes single-name limits and portfolio concentration limits by country, industry and product type. Credit Risk Management is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. Credit risk exposure is managed by Credit Risk Management and through various risk committees, whose membership includes Credit Risk Management. Accordingly, Credit Risk Management also works closely with the Market Risk Department to monitor risk exposures, including margin loans, mortgage loans and credit sensitive, higher risk transactions.

Customer Activities

The Company's customer activities involve the execution, settlement and financing of various securities and commodities transactions on behalf of customers. Customer securities activities are transacted on either a cash or margin basis. Customer commodities activities, which include the execution of customer transactions in commodity futures transactions (including options on futures), are transacted on a margin basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies

Note 12 - Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by the Parent. The following summarizes these plans:

Employee Stock-Based Compensation Plans

Eligible employees of the Company participate in several of the Parent's equity-based stock compensation plans. The components of the Company's stock based compensation expense included deferred stock awards, stock option awards, and Employee Stock Purchase Plan (the "ESPP"). The Parent accounts for stock-based compensation in accordance with the accounting guidance for equity-based awards. This accounting guidance requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures.

Deferred Stock Awards

The Parent has made deferred stock awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future ("restricted stock units"). Awards under these plans are generally subject to vesting over time contingent upon continued employment and to restrictions on sale, transfer or assignment until the end of a specified period, generally two to three years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant restriction period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the relevant restriction period. Recipients of deferred stock awards generally have voting rights and receive dividend equivalents. The Parent determines fair value of restricted stock units based on the number of units granted and the grant date fair value of its common stock, measured as the volume-weighted average price on the date of grant.

Stock Option Awards

The Parent has granted stock option awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of the Parent's common stock on the date of grant. Such stock option awards generally become exercisable over a three-year period and expire ten years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are generally similar to those in deferred stock awards. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life.

Stock Based Compensation

Compensation expense for all stock-based payment awards is recognized using the graded vesting attribution method. Until its discontinuance on June 1, 2009, the Employee Stock Purchase Plan (the "ESPP") allowed employees to purchase shares of the Parent common stock at a 15% discount from market value. The Parent expensed the 15% discount associated with the ESPP, and until its discontinuance, allocated a portion to the Company.

Equity-based compensation costs are charged to the Company by the Parent based upon the awards granted to employees in the Company participating in the programs.

Note 13 - Employee Benefit Plans

The Company sponsors various pension plans for the majority of its U.S. employees. The Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible U.S. employees. The Company also provides certain postemployment benefits other than pension and postretirement benefits to certain former employees or inactive employees prior to retirement.

Pension and Postretirement Benefit Plans

Substantially all of the employees of the Company hired before July 1, 2007 and its affiliates are covered by a non-contributory, defined benefit pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan"). Unfunded supplementary plans (the "Supplemental Plans") cover certain executives. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans. For the Qualified Plan, the Company's policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax laws. Liabilities for benefits payable under the Supplemental Plans are accrued by the Company and are funded when paid to beneficiaries. The Company's Qualified Plan was closed to new hires effective July 1, 2007. In lieu of a defined benefit pension plan, eligible employees (excluding legacy Smith Barney employee) who were first hired, rehired or transferred to a benefits eligible position on or after July 1, 2007 will receive a retirement contribution under the 401(k) plan. The amount of the retirement contribution is included in the Company's 401(k) cost and will be equal to between 2% and 5% of eligible pay up to the annual Intenal Revenue Code Section 401(a)(17) limit based on years of service as of December 31.

The Company also has unfunded postretirement benefit plans that provides medical and life insurance for eligible retirees and medical insurance for their dependents.

The following table presents the weighted average assumptions used to determine net periodic costs for 2009:

	Pension	Postretirement
Discount rate	5.87%	5.78%
Expected long-term rate of return on plan assets	5.25%	n/a
Rate of future compensation increases	5.29%	n/a

The expected long-term rate of return on assets represents the Company's best estimate of the long-term return on plan assets and generally was estimated by computing a weighted average return of the underlying long-term expected returns on the plan's fixed income assets, based on the investment managers' target asset allocations within this asset class. The expected long-term return on assets is a long-term assumption that generally is expected to remain the same from one year to the next unless there is a significant change in the target asset allocation, the fees and expenses paid by the plan or market conditions. In late 2008, the U.S. Qualified Plan transitioned to 100% investment in fixed income securities and related derivative securities, including interest rate swap contracts. This asset allocation is expected to help protect the plan's funded status and limit volatility of the Company's contributions. The U.S. Qualified Plan portfolio performance is assessed by comparing actual investment performance with changes in the estimated present value of the Plan's liability.

Benefit Obligation and Funded Status

The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for fiscal 2009, as well as a summary of the funded status as of December 31, 2009:

	Pension Plan	**Postretirement Plan**
Reconciliation of benefit obligation:		
Benefit obligation at November 30, 2008	$ 1,834,248	$ 164,063
Service cost	96,966	12,240
Interest cost	146,045	13,164
Actuarial loss	373,241	24,525
Benefits paid	(168,613)	(11,413)
Plan amendments	(12,638)	-
Benefit obligation at December 31, 2009	$ 2,269,249	$ 202,579
Reconciliation of fair value of plan assets:		
Fair value of plan assets at November 30, 2008	$ 2,285,700	$ -
Actual return on plan assets	(262,243)	-
Employer contributions	291,260	11,413
Benefits paid	(168,613)	(11,413)
Fair value of plan assets at December 31, 2009	$ 2,146,104	$ -
Funded status:		
Unfunded status at December 31, 2009	$ (123,145)	$ (202,579)
Amount recognized in the consolidated statement of financial condition at December 31, 2009 consist of:		
Assets	$ 101,270	$ -
Liabilities	(224,415)	(202,579)
Net amount recognized	$ (123,145)	$ (202,579)
Amount recognized in accumulated other comprehensive loss at December 31, 2009 consist of:		
Prior service credit	$ (53,465)	$ (5,282)
Net loss	749,132	32,970
Net amount recognized	$ 695,667	$ 27,688

The accumulated benefit obligation, for all defined benefit pension plans was $2,175,591 as of December 31, 2009.

The following table contains information for pension plans with projected benefit obligations or accumulated benefit obligations in excess of the fair value of plan assets as of December 31, 2009:

	Pension
Projected benefit obligation	$224,415
Accumulated benefit obligation	$209,435
Fair value of plan assets	-

The following table presents the weighted average assumptions used to determine benefit obligations as of December 31, 2009:

	Pension	Postretirement
Discount rate	6.04%	6.00%
Rate of future compensation increases	5.26%	n/a

The discount rate used to determine the benefit obligation for the Qualified Pension Plan and postretirement plans was selected by the Company, in consultation with its independent actuaries, using a pension discount yield curve based on the characteristics of Qualified Plan and postretirement liabilities, each determined independently. The pension discount yield curve represents spot discount yields based on duration implicit in a representative broad based Aa corporate bond universe of high-quality fixed income investments.

The following table presents assumed health care cost trend rates used to determine the postretirement benefit obligation as of December 31, 2009:

Health care cost trend rate assumed for next year:	
Medical	7.00 - 8.00%
Prescription	10.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	4.50%
Year that the rate reaches the ultimate trend rate	2029

Assumed health care cost trend rates can have a significant effect on the amounts reported for the Company's postretirement benefit plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost	$ 4,736	$ (3,665)
Effect on postretirement benefit obligation	31,305	(24,466)

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted in December 2003. For 2009, Morgan Stanley elected not to apply for the Medicare Retiree Drug Subsidy or take any other action related to the Act since Medicare prescription drug coverage was deemed to have no material effect on the Company's retiree medical program.

Qualified Pension Plan Asset Allocation

The Qualified Plan uses a combination of active and risk-controlled fixed income investment strategies. The fixed income asset allocation consists primarily of fixed income securities designed to approximate the expected cash flows of the plan's liabilities in order to help reduce plan exposure to interest rate variation and to better align assets with obligations. The longer duration fixed income allocation is expected to help protect the plan's funded status and maintain the stability of plan contributions over the long run.

The allocation by investment manager of the Company's Qualified Plan is reviewed by the Morgan Stanley Retirement Plan Investment Committee on a regular basis. When the exposure to a given investment manager reaches a minimum or maximum allocation level, an asset allocation review process is initiated, and the portfolio will be automatically rebalanced back closer toward the target allocation unless the Investment Committee determines otherwise.

Derivative instruments are permitted in the Qualified Plan's portfolio only to the extent that they comply with all of the plan's policy guidelines and are consistent with the plan's risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

- Derivatives may be used only if the vehicle is deemed by the investment manager to be more attractive than a similar direct investment in the underlying cash market; or if the vehicle is being used to manage risk of the portfolio.

- Derivatives may not be used in a speculative manner or to leverage the portfolio under any circumstances.

- Derivatives may not be used as short-term trading vehicles. The investment philosophy of the Plan is that investment activity is undertaken for long-term investment, rather than short-term trading.

- Derivatives may only be used in the management of the Qualified Plan's portfolio when their possible effects can be quantified, shown to enhance the risk-return profile of the portfolio and reported in a meaningful and understandable manner.

As a fundamental operating principle, any restrictions on the underlying assets apply to a respective derivative product. This includes percentage allocations and credit quality. Derivatives will solely be used for the purpose of enhancing investment in the underlying assets and not to circumvent portfolio restrictions.

The plan assets are measured at fair value using valuation techniques that are consistent with the valuation techniques applied to the Company's major categories of assets and liabilities as described in Note 3. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement, if available. If a quoted market price is available, the fair value is the product of the number of trading units multiplied by the market price. If a quoted market price is not available, the estimate of fair value is based on the valuation approaches that maximize use of observable inputs and minimize use of unobservable inputs.

The fair value of OTC derivative contracts is derived primarily using pricing models, which may require multiple market input parameters. Derivative contracts are presented on a gross basis prior to cash collateral or counterparty netting. Derivative contracts consist of investments in options and futures contracts, forward contracts and swaps.

Commingled trust funds are privately offered funds available to institutional clients that are regulated, supervised, and subject to periodic examination by a state or federal agency. The trust must be maintained for the collective investment or reinvestment of assets contributed to it from employee benefit plans maintained by more than one employer or a controlled group of corporations. The sponsor of the commingled trust funds, values the funds net assets value ("NAV"), based on the fair value of the underlying securities. The underlying securities of the commingled trust funds consist of mainly long duration fixed income instruments. Commingled trust funds are categorized in Level 2 of the fair value hierarchy to the extent that they are readily redeemable at their NAV or else they are categorized in Level 3 of the fair value hierarchy.

The following table presents the fair value of the net pension plan assets as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investments				
Cash and cash equivalents(1)	$1,771	$ -	$ -	$ 1,771
U.S. government and agency securities				
U.S. Treasury securities	720,244	-	-	720,244
U.S. agency securities	12,056	317,947	-	330,003
Total U.S. government and agency securities	732,300	317,947	-	1,050,247
Other sovereign government obligations	-	6,602	-	6,602
Corporate and other debt:				
State and municipal securities	-	5,101	-	5,101
Asset-backed securities	-	6,509	-	6,509
Corporate bonds	-	417,103	-	417,103
Collateralized debt obligations	-	11,655	-	11,655
Total corporate and other debt	-	440,368	-	440,368
Corporate equities	11	-	-	11
Derivative and other contracts(2)	1,690	32,049	-	33,739
Derivative related cash collateral	-	102,579	-	102,579
Commingled trust funds (3)	-	646,587	11,970	658,557
Total investments	735,772	1,546,132	11,970	2,293,874
Receivables:				
Repurchase agreements(1)	-	29,300	-	29,300
Other receivables(1)	-	42,992	-	42,992
Total receivables	-	72,292	-	72,292
Total Assets	735,772	1,618,424	11,970	2,366,166
Liabilities				
Derivative and other contracts(4)	14,969	160,155	-	175,124
Other liabilities (1)	-	44,938	-	44,938
Total liabilities	14,969	205,093	-	220,062
Net Pension Assets	$720,803	$1,413,331	$11,970	$2,146,104

(1) Cash and cash equivalents, repurchase agreements, other receivables, and other liabilities are valued at cost, which approximates fair value.
(2) Derivative and other contracts in an asset position include investments in futures contracts, interest rate swaps and credit default swaps of $1,690, $69 and $31,980, respectively.
(3) Commingled trust funds include investments in cash funds, fixed income funds and equity funds of $73,366, $573,221 and $11,970, respectively.
(4) Derivative and other contracts in a liability position include investments in listed derivatives, interest rate swaps and credit default swaps of $14,969, $159,810 and $345, respectively.

Cash Flows

At December 31, 2009, the Company expects to contribute approximately $250,000 to its pension and postretirement benefit plans in 2010 based upon the plan's current funded status and expected asset return assumptions for 2010, as applicable.

Expected benefit payments associated with the Company's pension and postretirement benefit plans for the next five years and in aggregate for the five years thereafter are as follows:

	Pension	Postretirement
Fiscal 2010	$ 103,739	$ 8,283
Fiscal 2011	101,726	8,462
Fiscal 2012	103,900	8,432
Fiscal 2013	105,177	8,661
Fiscal 2014	108,005	8,739
Fiscal 2015-2019	610,873	52,475

401(k) Plan, Morgan Stanley 401(k) Savings Plan and Profit Sharing Awards

Employees of the Company are eligible to participate in a 401(k) plan upon meeting certain eligibility requirements. Eligible employees receive 401(k) matching contributions that are invested in Morgan Stanley's common stock. Effective July 1, 2009, the Company introduced the Morgan Stanley 401(k) Savings Plan for legacy Smith Barney U.S. employees who were contributed to MSSB. Legacy Smith Barney U.S. employees with eligible pay less than or equal to $100,000 will receive a fixed contribution under the 401(k) Savings Plan. The amount of fixed contribution is included in the Company's 401(k) expense and equals between 1% and 2% of eligible pay based on years of service as of December 31. Additionally, certain eligible legacy Smith Barney employees were granted a transition contribution and a one-time make-up Company match based on certain transition percentages of eligible pay and a comparison of the Company match under the Citigroup 401(k) Plan and Morgan Stanley 401(k) Savings Plan. The retirement contribution granted in lieu of a defined benefit pension plan, and the fixed contribution, transition contribution and make-up Company match granted to legacy Smith Barney employees are included in the Company's 401(k) expense.

Other Postemployment Benefits

Postemployment benefits include, but are not limited to, salary continuation, severance benefits, disability-related benefits, and continuation of health care and life insurance coverage provided to former employees or inactive employees after employment but before retirement. The postemployment benefit obligations were not material as of December 31, 2009.

Note 14 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities and those of the foreign jurisdictions in which the Company has significant business operations. These tax

laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when in the future certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company regularly assesses the likelihood of assessments in each of the taxing jurisdictions resulting from current and subsequent years' examinations, and tax reserves are established as appropriate.

Income Tax Examinations

The Company is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain countries and states in which the Company has significant business operations. During 2010, the IRS is expected to conclude the field work portion of their examinations on issues covering tax years 1999-2005. The Company has established unrecognized tax benefits that the Company believes are adequate in relation to the potential for additional assessments. Once established, the Company adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change. The Company believes that the resolution of tax matters will not have a material effect on the consolidated statements of financial condition of the Company.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next twelve months. However, at this time it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the effective tax rate over the next twelve months.

The following are the major tax jurisdiction in which the Company and its affiliates operate and the earliest tax year subject to examination.

Jurisdiction	Tax Year
United States	1999
New York State and City	2002

Note 15 - Regulatory Requirements

MS&Co. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC, the CFTC and the FINRA. Under these rules, MS&Co. is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC rule stating the risk based requirement represents the sum of 8% of customer risk maintenance margin requirement and 4% of non customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At December 31, 2009, MS&Co.'s Net Capital was $7,853,811 which exceeded the minimum requirement by $6,757,987 and included excess Net Capital of $525,293 of MS Securities Services Inc., a registered broker-dealer and a guaranteed subsidiary of MS&Co.

MS&Co is required to hold tentative net capital in excess of $1,000,000 and net capital in excess of $500,000 in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. MS&Co is also required to notify the SEC in the event that its tentative net capital is less then $5,000,000. As of December 31, 2009, MS&Co had tentative net capital in excess of the minimum and the notification requirements.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

During fiscal 2009, MS&Co. performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection).

For the fiscal, 2009, MS&Co. met the criteria set forth under the SEC's Rule 11(a)(1)(G)(i), trading by members of Exchanges, Brokers and Dealers, and is therefore in compliance with the business mix requirements.

Note 16 – Subsequent Events

The Company has updated its subsequent events disclosure from December 31, 2009 through February 26, 2010, the filing date of these consolidated statement of financial condition. On January 29, 2010, the Company drew down an additional $1,000,000 from the Parent under the Subordinated Revolving Credit Agreement.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Morgan Stanley & Co. Incorporated and subsidiaries (the "Company") as of and for the thirteen month period ended December 31, 2009 (on which we issued our report dated February 26, 2010, and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP